                                              -Filed pursuant to Rules 424(b)(3)
                                                      and 424(c) of Regulation C
                                              -Registration No. 333-4578



PROSPECTUS SUPPLEMENT DATED MARCH 23, 1998
TO PROSPECTUS DATED NOVEMBER 14, 1997


                          CAFETERIA OPERATORS, L.P.
                12% SENIOR SECURED NOTES DUE DECEMBER 31, 2001

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                             RECENT DEVELOPMENTS

         On March 23, 1998, the board of directors of Furr's/Bishop's, Incorporated (the "Company"), the general partner of Cafeteria Operators, L.P., voted to retain Theodore J. Papit as the President and Chief Executive Officer of the Company, and Mr. Papit agreed to continue in those positions. Mr. Papit had tendered his resignation from these positions in September 1997, but had remained as President and Chief Executive Officer of the Company on an interim basis at the request of the board of directors. Mr. Papit's compensation will include $30,000 per month base salary, participation in the Company's executive bonus plan and other executive benefit programs, and stock options to purchase 500,000 shares of the Company's common stock, vesting over five years. Mr. Papit will also be entitled to 18 months' compensation in the event he is terminated without cause or in the event he is terminated or resigns after a change of control of the Company.

         The board of directors of the Company also increased its membership by adding two new directors, effective April 1, 1998. The new directors are Arnold Scheiffer, retired Chief Operating Officer of Katz Media, and William Hale, Chief Executive Officer of The Hale Group and consultant to many major restaurant and food industry companies.